# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COREWEAVE, INC., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 290 West Mt. Pleasant Avenue, Suite 4100, Livingston, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002058103

## Reporting persons
- Brannin McBee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 12,224,620; shared voting power 6,638,000; sole dispositive power 12,224,620; shared dispositive power 6,638,000; aggregate amount beneficially owned 18,862,620 (5% of the class)
  Comment: The total reported in Rows 5 and 7 includes: (i) 11,642,260 shares of Class B common stock of CoreWeave, Inc. (the "Issuer") directly held by Mr. McBee; (ii) 1,800 shares of Class A common stock of the Issuer directly held of record by Mr. McBee's minor child; and (iii) 580,560 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days of March 31, 2025. The aforementioned stock options are exercisable for shares of Class A common stock and thereupon may be exchanged on a one-for-one basis for shares of the Issuer's Class B common stock pursuant to an agreement between Mr. McBee and the Issuer. The reported total in Rows 6 and 8 includes: (i) 104,000 shares of Class B common stock held directly by Canis Major 2025 Family Trust LLC ("Canis Major LLC"); (ii) 114,000 shares of Class B common stock held directly by Canis Minor 2025 Family Trust LLC (the "Canis Minor LLC"); (iii) 6,000,000 shares of Class B common stock held directly by Canis Major 2025 GRAT (the "Canis Major GRAT"); (iv) 360,000 shares of Class B common stock held directly by the Canis Major 2024 Irrevocable Trust (fka, the Meghan Q. Bennett 2024 Delaware Family Trust (the "Canis Irrevocable Trust"); and (v) 60,000 shares of Class A common stock held directly by the Canis Major SM Trust (the "SM Trust"). Mr. McBee serves as the manager of Canis Major LLC and Canis Minor LLC, as trustee of the Canis Major GRAT, and as investment adviser of the Canis Irrevocable Trust, and he may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities. Mr. McBee also has the power to remove and replace the trustee of the SM Trust.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the "SEC") on March 31, 2025.
- Meghan Q. Bennett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,300,300; shared voting power 7,666,020; sole dispositive power 2,300,300; shared dispositive power 7,666,020; aggregate amount beneficially owned 9,966,320 (2.7% of the class)
  Comment: The total reported in Rows 5 and 7 includes: (i) 2,300,300 shares of Class B common stock held directly by Ms. Bennett, Mr. McBee's spouse. The reported total in Rows 6 and 8 includes: (i) 6,666,020 shares of Class B common stock held directly by the Brannin J. McBee 2022 Irrevocable Trust (the "McBee Trust"); and (ii) 1,000,000 shares of Class B common stock held directly by the Canis Minor 2025 GRAT (the "Canis Minor GRAT"). Ms. Bennett serves as trustee of the McBee Trust and the Canis Minor GRAT and may be deemed to exercise voting and investment discretion over the reported securities in such capacities.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Canis Major 2025 Family Trust LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 104,000; sole dispositive power 0; shared dispositive power 104,000; aggregate amount beneficially owned 104,000 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 104,000 shares of Class B common stock held directly by Canis Major LLC, of which Mr. McBee serves as manager.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Canis Minor 2025 Family Trust LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 114,000; sole dispositive power 0; shared dispositive power 114,000; aggregate amount beneficially owned 114,000 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 114,000 shares of Class B common stock held directly by Canis Minor LLC, of which Mr. McBee serves as manager.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Canis Major 2025 GRAT: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,000,000; sole dispositive power 0; shared dispositive power 6,000,000; aggregate amount beneficially owned 6,000,000 (1.6% of the class)
  Comment: The reported total in Rows 6 and 8 includes 6,000,000 shares of Class B common stock held directly by the Canis Major GRAT, for which Mr. McBee serves as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Canis Major 2024 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 360,000; sole dispositive power 0; shared dispositive power 360,000; aggregate amount beneficially owned 360,000 (0.1% of the class)
  Comment: The reported total in Rows 6 and 8 includes 360,000 shares of Class B common stock held directly by the Canis Irrevocable Trust, for which Mr. McBee serves as investment adviser.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Brannin J. McBee 2022 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Montana (MT); sole voting power 0; shared voting power 6,666,020; sole dispositive power 0; shared dispositive power 6,666,020; aggregate amount beneficially owned 6,666,020 (1.8% of the class)
  Comment: The reported total in Rows 6 and 8 includes 6,666,020 shares of Class B common stock held directly by the McBee Trust, for which Mr. McBee's spouse serves as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Canis Minor 2025 GRAT: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (0.3% of the class)
  Comment: The reported total in Rows 6 and 8 includes 1,000,000 shares of Class B common stock held directly by the Canis Minor GRAT, for which Mr. McBee's spouse serves as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Canis Major SM Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 60,000; sole dispositive power 0; shared dispositive power 60,000; aggregate amount beneficially owned 60,000 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 60,000 shares of Class A common stock held directly by the SM Trust. Mr. McBee has the power to remove and replace SM Trust's third-party trustee.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.

## Item 1. Issuer
Name of issuer: COREWEAVE, INC.
Address of issuer's principal executive offices: 290 West Mt. Pleasant Avenue, Suite 4100, Livingston, NJ, 07039.

## Item 2. Person Filing
Name of person filing:
Brannin J. McBee, an Individual ("Mr. McBee")
Meghan Q. Bennett, an Individual ("Ms. Bennett")
Canis Major 2025 Family Trust LLC, a Delaware limited liability company ("Canis Major LLC")
Canis Minor 2025 Family Trust LLC, a Delaware limited liability company (the "Canis Minor LLC")
Canis Major 2025 GRAT, a trust formed under the laws of Delaware (the "Canis Major GRAT")
Canis Major 2024 Irrevocable Trust (fka, Meghan Q. Bennett 2024 Delaware Family Trust), a trust formed under the laws of Delaware (the "Canis Irrevocable Trust")
Brannin J. McBee 2022 Irrevocable Trust, a trust formed under the laws of Montana (the "McBee Trust")
Canis Minor 2025 GRAT, a trust formed under the laws of Delaware (the "Canis Minor GRAT"), and
Canis Major SM Trust, a trust formed under the laws of Texas ("SM Trust" and, together with Mr. McBee, Ms. Bennett, Canis Major LLC, Canis Minor LLC, the Canis Major GRAT, the Canis Irrevocable Trust, the McBee Trust, and the Canis Minor GRAT, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

290 West Mt. Pleasant Avenue, Suite 4100
Livingston, NJ 07039
Citizenship: Mr. McBee and Ms. Bennett are citizens of the United States of America. Each of Canis Major LLC, Canis Minor LLC, the Canis Major GRAT, the Canis Irrevocable Trust, and the Canis Minor GRAT are formed, organized, or established in the State of Delaware. The McBee Trust is formed and established in Montana and the SM Trust is formed and established in Texas.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of March 31, 2025, the Reporting Persons may be deemed to beneficially own an aggregate 28,828,940 shares of the Issuer's capital stock.

As of March 31, 2025, Mr. McBee was the direct beneficial owner of 12,224,620 of the shares of the Issuer's securities described in the preceding paragraph, which consist of: (i) 11,642,260 shares of the Issuer's Class B common stock; (ii) 1,800 shares of the Issuer's Class A common stock held of record in the name of Mr. McBee's minor child; and (iii) 580,560 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days of March 31, 2025. The aforementioned stock options are exercisable for shares of Class A common stock and thereupon may be exchanged on a one-for-one basis for shares of the Issuer's Class B common stock pursuant to an agreement between Mr. McBee and the Issuer. All shares of the Issuer's Class B common stock are convertible on a one-for-one basis into shares of the Issuer's Class A common stock at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, and may be subject to mandatory conversion upon the occurrence of certain events described in the Issuer's amended and restated certificate of incorporation.

As of March 31, 2025, Mr. McBee was the indirect beneficial owner of 6,638,000 of the shares of the Issuer's securities described in the second paragraph of this Item 4(a), which consist of: (i) 104,000 shares of Class B common stock directly held by Canis Major LLC; (ii) 114,000 shares of Class B common stock directly held by Canis Minor LLC; (iii) 6,000,000 shares of Class B common stock directly held by the Canis Major GRAT; (iv) 360,000 shares of Class B common stock directly held by the Delaware Trust; and (v) 60,000 shares of Class A common stock directly held by the SM Trust. Mr. McBee serves as the manager of Canis Major LLC and Canis Minor LLC, the trustee of the Canis Major GRAT, and the investment adviser of the Canis Irrevocable Trust, and he may be deemed to exercise voting and investment discretion over securities held by them in such capacities. Mr. McBee also has the power to remove and replace the trustee of the SM Trust and beneficial ownership may be imputed to him by virtue of such power.

As of March 31, 2025, Ms. Bennett, Mr. McBee's spouse, was the direct beneficial owner of 2,300,300 of the securities described in the second paragraph of this Item 4(a) and the indirect beneficial owner of: (i) 6,666,020 shares of Class B common stock directly held by the McBee Trust; and (ii) 1,000,000 shares of Class B common stock directly held by the Canis Minor GRAT. Ms. Bennett serves as trustee of the McBee Trust and the Canis Minor GRAT, and she may be deemed to exercise voting and investment discretion over securities held by them in such capacity.

Additionally, as of March 31, 2025, each of the following Reporting Persons may also be deemed to share beneficial ownership with Mr. McBee or Ms. Bennett over the following portions of the aggregate number of securities described in the second paragraph of this Item 4(a): (i) Canis Major LLC directly beneficially owns 104,000 shares of Class B common stock; (ii) Canis Minor LLC directly beneficially owns 114,000 shares of Class B common stock; (iii) the Canis Major GRAT directly beneficially own 6,000,000 shares of Class B common stock; (iv) the Canis Irrevocable Trust directly beneficially owns 360,000 shares of Class B common stock; (v) the McBee Trust directly beneficially owns 6,666,020; (vi) the Canis Minor GRAT directly beneficially owns 1,000,000 shares of Class B common stock; and (vii) the SM Trust directly beneficially owns 60,000 shares of Class A common stock.
Percent of class:
As of March 31, 2025, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 7.7% of the Issuer's outstanding Class A common stock. Of that total, beneficial ownership was attributable as follows:

Mr. McBee: 5.0%
Ms. Bennett: 2.7%
Canis Major LLC: 0.0%(Less than one tenth of 1%)
Canis Minor LLC: 0.0%(Less than one tenth of 1%)
Canis Major GRAT: 1.6%
Canis Irrevocable Trust: 0.1%
McBee Trust: 1.8%
Canis Minor GRAT: 0.3%
SM Trust: 0.0% (Less than one tenth of 1%)

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the "SEC") on March 31, 2025.
Sole power to vote or to direct the vote:
Mr. McBee: 12,224,620
Ms. Bennett: 2,300,300
Canis Major LLC: 0
Canis Minor LLC: 0
Canis Major GRAT: 0
Canis Irrevocable Trust: 0
McBee Trust: 0
Canis Minor GRAT: 0
SM Trust: 0
Shared power to vote or to direct the vote:
Mr. McBee: 6,638,000
Ms. Bennett: 7,666,020
Canis Major LLC: 104,000
Canis Minor LLC: 114,000
Canis Major GRAT: 6,000,000
Canis Irrevocable Trust: 360,000
McBee Trust: 6,666,020
Canis Minor GRAT: 1,000,000
SM Trust: 60,000
Sole power to dispose or to direct the disposition:
Mr. McBee: 12,224,620
Ms. Bennett: 2,300,300
Canis Major LLC: 0
Canis Minor LLC: 0
Canis Major GRAT: 0
Canis Irrevocable Trust: 0
McBee Trust: 0
Canis Minor GRAT: 0
SM Trust: 0
Shared power to dispose or to direct the disposition:
Mr. McBee: 6,638,000
Ms. Bennett: 7,666,020
Canis Major LLC: 104,000
Canis Minor LLC: 114,000
Canis Major GRAT: 6,000,000
Canis Irrevocable Trust: 360,000
McBee Trust: 6,666,020
Canis Minor GRAT: 1,000,000
SM Trust: 60,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Brannin McBee: /s/ Brannin J. McBee, Brannin J. McBee/an Individual (05/15/2025)
- Meghan Q. Bennett: /s/ Meghan Q. Bennett, Meghan Q. Bennett/an Individual (05/15/2025)
- Canis Major 2025 Family Trust LLC: /s/ Brannin J. McBee, Brannin J. McBee/its Manager (05/15/2025)
- Canis Minor 2025 Family Trust LLC: /s/ Brannin J. McBee, Brannin J. McBee/its Manager (05/15/2025)
- Canis Major 2025 GRAT: /s/ Brannin J. McBee, Brannin J. McBee/its Trustee (05/15/2025)
- Canis Major 2024 Irrevocable Trust: /s/ Peter Kimm, Peter Kimm/Vice President of Arden Trust Company, its Trustee (05/15/2025)
- Brannin J. McBee 2022 Irrevocable Trust: /s/ Meghan Q. Bennett, Meghan Q. Bennett/its Trustee (05/15/2025)
- Canis Minor 2025 GRAT: /s/ Meghan Q. Bennett, Meghan Q. Bennett/its Trustee (05/15/2025)
- Canis Major SM Trust: /s/ Alexander Elsik, Alexander Elsik/its Trustee (05/15/2025)